

September 19, 2023

Rajeev Goel
Chief Executive Officer
PubMatic, Inc.
601 Marshall Street
Redwood City, CA 94063

>   **Re: PubMatic, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2022**
>   **Filed on February 28, 2023**
>   **Form 8-K Furnished on August 8, 2023**
>   **File No. 001-39748**

Dear Rajeev Goel:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 49

1. Please describe for us the compensation arrangements related to the Martin acquisition. Tell us how you determined it is appropriate to exclude such cash compensation from your non-GAAP measures, as it appears to be tied to continued employment of key employees. Clarify how such compensation differs from compensation paid to other employees and management. Refer to Question 100.01 of the non-GAAP C&DIs.

Rajeev Goel
PubMatic, Inc.
September 19, 2023
Page 2

Form 8-K Furnished on August 8, 2023

Exhibit 99.1, page 1

2. We note that you present non-GAAP adjusted EBITDA margin without disclosing the most directly comparable GAAP measure. Please revise future filings to present net income (loss) margin with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Non-GAAP C&DIs.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Megan Akst, Senior Staff Accountant at 202-551-3407 or Christine Dietz, Senior Staff Accountant at 202-551-3408 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Technology